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UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13G

Under the Securities Exchange Act of 1934

(Amendment No. 1)*

VERI-TEK INTERNATIONAL, CORP.

(Name of Issuer)

COMMON STOCK, NO PAR VALUE PER SHARE

(Title of Class Securities)

92342X101

(CUSIP Number)

March 12, 2007

(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this Schedule is filed:

☐	Rule 13d-1(b)
☒	Rule 13d-1(c)
☐	Rule 13d-1(d)

*The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter the disclosure provided in a prior cover page.

The information required in the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act (however, see the Notes).

Persons who respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

Page 2 of 10 Pages

CUSIP No. 92342X101

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Russell B. Faucett
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) [ ] (B) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION United States of America
number of shares beneficially owned by each reporting person with	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 693,000
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 693,000
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 693,000
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 8.6%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) IN, HC

Page 3 of 10 Pages

CUSIP No. 92342X101

1	NAME OF REPORTING PERSONS. I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS (ENTITIES ONLY). Barrington Investors, L.P. 95-4664502
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (SEE INSTRUCTIONS) (A) [ ] (B) [ ]
3	SEC USE ONLY
4	CITIZENSHIP OR PLACE OF ORGANIZATION California
number of shares beneficially owned by each reporting person with	5	SOLE VOTING POWER 0
	6	SHARED VOTING POWER 508,200
	7	SOLE DISPOSITIVE POWER 0
	8	SHARED DISPOSITIVE POWER 508,200
9	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 508,200
10	CHECK IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES (SEE INSTRUCTIONS)
11	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 6.3%
12	TYPE OF REPORTING PERSON (SEE INSTRUCTIONS) PN

Page 4 of 10 Pages

Item 1.

(a)	Name of Issuer

Veri-Tek International, Corp.

(b)	Address of Issuer’s Principal Executive Offices

50120 Pontiac Trail, Wixom, Michigan 48393

Item 2.

(a)	Name of Person Filing

This statement is being filed by (i) Russell. B. Faucett and (ii) Barrington Investors, L.P., a California limited partnership (together, the “Reporting Persons”). Mr. Faucett is the general partner of two pooled investment vehicles, Barrington Investors, L.P. and Barrington Partners, A California limited partnership (together, the “Funds”).

Mr. Faucett controls the Funds by virtue of being their general partner. Barrington Investors, L.P. is the record owner of 363,000 shares of Common Stock and Barrington Partners, A California Limited Partnership, is the record owner of 132,000 shares of Common Stock. In addition, Barrington Investors is the record owner of 145,200 warrants and Barrington Partners is the record owner of 52,800 warrants (the “Warrants”). The Warrants are not exercisable until May 15, 2007.

Mr. Faucett’s beneficial ownership of the Common Stock is directly a result of his discretionary authority to buy, sell and vote such Common Stock for the Funds. The beneficial ownership of Mr. Faucett is reported solely because Rule 13(d)-1(a) under the Securities Exchange Act of 1934, as amended, requires any person who is “directly or indirectly” the beneficial owner of more than five percent of any equity securities of a specified class to file Schedule 13G within the specified time period. The answers in blocks 5, 7, 9 and 11 above and Item 4 below by Mr. Faucett are given on the basis of the “indirect” beneficial ownership referred to in such Rule, based on the direct beneficial ownership of Common Stock by the Funds and the relationship of Mr. Faucett to the Funds referred to above.

(b)	Address of Principal Business office or, if None, Residence
For each Reporting Person,

2001 Wilshire Boulevard, Suite 401,

Santa Monica, CA 90403

Page 5 of 10 Pages

(c)	Citizenship

Russell B. Faucett is a U.S. citizen.

Barrington Investors, L.P. is a California limited partnership.

(d)	Title of Class Securities

Common Stock, No Par Value Per Share

(e)	CUSIP Number

92342X101

Item 3.	If this statement is filed pursuant to §§ 240.13d-1(b), or 240.13d-2(b) or (c), check whether the person filing is a:
(a)	[	]	Broker or dealer registered under section 15 of the Act (15 U.S.C. 78c).

(b)	[	]	Bank as defined in section 3(a)(6) of the Act (15 U.S.C. 78c).

(c)	[	]	Insurance company as defined in section 3(a)(19) of the Act (15 U.S.C. 78c).

(d)	[	]	Investment company registered under section 8 of the Investment Company Act (15 U.S.C. 80a-8).

(e)	[	]	An investment adviser in accordance with § 240.13d-1(b)(1)(ii)(E).

(f)	[	]	An employee benefit plan or endowment fund in accordance with § 240.13d-1(b)(ii)(F).

(g)	[	]	A parent holding company or control person in accordance with § 240.13d-1(b)(1)(ii)(G).

(h)	[	]	A savings association as defined in Section 3(b) of the Federal Deposit Insurance Act (12 U.S.C. 1813).

(i)	[	]	A church plan that is excluded from the definition of an investment company under section 3(c)(14) of the Investment Company Act of 1940 (15 U.S.C. 80a-3).

(j)	[	]	Group in accordance with § 240.13d-1(b)(ii)(J).

Page 6 of 10 Pages

Item 4.	Ownership
Russell B. Faucett*

(a) Amount beneficially owned: 693,000

(b) Percent of class: 8.6%

(c) Number of shares to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to direct the vote: 693,000

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 693,000

*According to the Issuer’s Form 10-Q filed November 14, 2006, as of November 13, 2006, the Issuer had 5,109,875 shares of Common Stock issued and outstanding. Additionally, according to the Issuer’s Form 8-K filed on November 16, 2006, on November 15, 2006, the Issuer closed on a private placement of Common Stock (the "Private Placement"). In connection with the Private Placement, the Issuer issued an additional 2,750,000 shares of Common Stock. In accordance with Rule 13d-3(d)(1)(i), the amount of securities beneficially owned and the percent of class includes the Warrants owned by the Funds.

Barrington Investors, L.P.*

(a) Amount beneficially owned: 508,200

(b) Percent of class: 6.3%

(c) Number of shares to which the person has:

(i) Sole power to vote or to direct the vote: 0

(ii) Shared power to direct the vote: 508,200

(iii) Sole power to dispose or to direct the disposition of: 0

(iv) Shared power to dispose or to direct the disposition of: 508,200

*According to the Issuer’s Form 10-Q filed November 14, 2006, as of November 13, 2006, the Issuer had 5,109,875 shares of Common Stock issued and outstanding. Additionally, according to the Issuer’s Form 8-K filed on November 16, 2006, on November 15, 2006, the Issuer closed on the Private Placement. In connection with the Private Placement, the Issuer issued an additional 2,750,000 shares of Common Stock. In accordance with Rule 13d-3(d)(1)(i), the amount of securities beneficially owned and the percent of class includes the Warrants owned by Barrington Investors, L.P.

Page 7 of 10 Pages

Item 5.	Ownership of Five Percent or Less of a Class.

If this statement is being filed to report the fact that as of the date hereof the reporting person has ceased to be the beneficial owner of more than five percent of the class securities, check the following ☐

Item 6.	Ownership of More than Five Percent on Behalf of Another Person.

Russell B. Faucett has the right or the power to direct the receipt of dividends from and the proceeds of sale of, the Common Stock owned by the Funds.

Item 7.	Identification and Classification of the Subsidiary Which Acquired the Security Being Reported on By the Parent Holding Company or Control Person.

Russell B. Faucett is the general partner of each of the Funds. Mr. Faucett is a control person of each of the Funds and the Funds acquired the securities being reported on by Mr. Faucett. See Exhibit A.

Item 8.	Identification and Classification of Members of the Group.

Not applicable.

Item 9.	Notice of Dissolution of Group.

Not Applicable

Item 10.	Certification:

By signing below, I certify that, to the best of my knowledge and belief, the securities referred to above were not acquired and are not held for the purpose or with the effect of changing or influencing the control of the issuer and were not acquired and are not held in connection with or as a participant in any transaction having that purpose or effect.

[Signature Page Follows]

Page 8 of 10 Pages

SIGNATURE

Date: March 13, 2007

/s/ Russell B. Faucett

Russell B. Faucett

BARRINGTON INVESTORS, L.P.

By: /s/ Russell B. Faucett__

Name: Russell B. Faucett

Its: General Partner

Page 9 of 10 Pages

Exhibit A

Identification of Controlled Persons

1.	Barrington Investors, L.P.
2.	Barrington Partners, A California limited partnership

Page 10 of 10 Pages

Exhibit B

Joint Filing Agreement Pursuant to Rule 13d-1

This agreement is made pursuant to Rule 13d-l(k)(1) under the Securities and Exchange Act of 1934, as amended (the “Act”) by and among the parties listed below, each referenced to herein as a “Joint Filer.” The Joint Filers agree that a statement of beneficial ownership as required by Sections 13(g) or 13(d) of the Act and the Rules thereunder may be filed on each of their behalf on Schedule 13G or Schedule 13D, as appropriate, and that said joint filing may thereafter be amended by further joint filings. The Joint Filers state that they each satisfy the requirements for making a joint filing under Rule 13d-1.

Date: March 13, 2007

/s/ Russell B. Faucett

Russell B. Faucett

BARRINGTON INVESTORS, L.P.

By: /s/ Russell B. Faucett

Name: Russell B. Faucett

Its: General Partner